

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 23, 2016

Lynn A. Dumais
Vice President and Chief Financial Officer
First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166-0188

> **Re: First MetLife Investors Insurance Company**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 23, 2016**
> **File No. 000-55705**

Dear Ms. Dumais:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2016 letter.

Item 2. Financial Information
Results for the Year Ended December 31, 2015 and 2014, page 54

1.   We note your prior response to comment 7. Your revised disclosure includes material changes in your income statement line items within your key financial performance measure discussion for the nine months ended September 30, 2016 and 2015. Please expand to also include similar disclosure for the years ended December 31, 2015 and 2014.

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 48

2.   We continue to evaluate your response to prior comment 9. In your response you state that as a result of certain provisions of the reinsurance agreements qualifying for net settlement, a much larger proportion of the ceded reinsurance has historically been accounted for as an embedded derivative; therefore, there was not a material change in the accounting for ceded reinsurance receivable. We note you have ceded all of the economic risk associated with your GMxBs to MetLife USA and MLIC, but retain exposure related to the guarantees in the event the affiliated reinsurers fail to perform. Further, it is our understanding that you believe the accounting change is a change in estimate in accordance with ASC 250. Please:

- Provide us a detailed explanation of how your accounting change meets each component of the definition of a change in estimate in ASC 250-10-20 and revise your filing to characterize the change as a change in estimate; and

- Revise to disclose and quantify the impact of this change, or tell us why it is not material to operations in 2Q16.

Financial Statements

Notes to Financial Statements

1. Business, Basis of Presentation, and Summary of Significant Accounting Policies, page 77

3.   We have reviewed your response to prior comment 11. In your response you provide the types of allocated expenses and the drivers of those expenses, and you state the method you use to calculate your tax provision may create a difference from the preferred separate return method. As such, please:

- Revise to describe the shared services and overhead allocation, and the types of allocated expenses and drivers of those expenses. Include a specific statement, if true, asserting that management believes the expense methodologies to be reasonable. Refer to SAB Topic 1.B.1, Question #2.

- Revise to provide a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis, or provide us an analysis for those periods showing us the difference between your method and the separate return method is not material. Refer to SAB Topic 1.B.1, Question #3.

Lynn A. Dumais
First MetLife Investors Insurance Company
December 23, 2016
Page 3

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Irene Paik at (202) 551-6553 with any other questions.

         Sincerely,

         /s/ Sharon M. Blume *for*

         Jim B. Rosenberg
         Senior Assistant Chief Accountant
         Office of Healthcare and Insurance

cc: Benjamin Nixon
    Willkie Farr & Gallagher LLP